Issuer Free Writing Prospectus dated June 17, 2024

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated June 3, 2024 to Prospectus dated April 27, 2022

Registration No. 333-264524

Bancolombia S.A.

US$800,000,000 8.625% Subordinated Notes due 2034

Pricing Term Sheet

June 17, 2024

Issuer:	Bancolombia S.A.

Title of Security:	8.625% Subordinated Notes due 2034

Offering Format:	SEC-registered

Principal Amount:	US$800,000,000

Maturity Date:	December 24, 2034

Reset Date:	December 24, 2029

Ranking:	The Notes will rank junior to all existing and future Senior External Liabilities (as defined in the Indenture), pari passu with all present or future Tier Two Capital subordinated Indebtedness, other than subordinated Indebtedness that, under its terms, is designated as junior to the Notes (to be determined in accordance with Colombian law and regulations), and senior only to the Issuer’s capital stock, subordinated instruments constituting Tier One Capital (as defined in the Indenture) and subordinated instruments constituting Tier Two Capital subordinated Indebtedness that is designated as junior to the Notes.

Optional Redemption:	At any time on or after June 24, 2029 (six months prior to the Reset Date) until (and including) the Reset Date, the Issuer may, at its option, redeem the Notes, in whole, but not in part, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to, but excluding, the redemption date, subject to certain conditions, including prior approval of the SFC if so required at the time of redemption.

Redemption upon a Tax Event or Regulatory Event:	The Issuer has the right to redeem the Notes in whole, but not in part, at a price equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest and any Additional Amounts, to the relevant redemption date, following the occurrence of a Regulatory Event or a Tax Event. A “Tax Event” shall occur if, as a result of any change in or amendment to the laws (or any rules or regulations thereunder) of a Relevant Taxing Jurisdiction, or any amendment to or change in an official interpretation, administration or application of such laws, rules or regulations, or any treaties or related agreements to which the Relevant Taxing Jurisdiction is a party (including a holding by a court of competent jurisdiction), which change or amendment becomes effective or, in the case of a change in official position, is announced on or after the issue date of the Notes or, if later, the date on which the applicable Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction, (i) the Issuer has or will become obligated to pay additional amounts or (ii) there is more than an insubstantial risk that interest payable by us on the Notes is not or will not be deductible by the Issuer in whole or in part for Colombian income tax purposes, and in either case (i) or (ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it. “Regulatory Event” means a change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) or treaties of Colombia or any political subdivision thereof or therein, or any change in the official application, administration or interpretation of such laws, regulations, rulings or treaties, which change or amendment becomes effective on or after the Issue Date, which results in an amendment of Title I of Book 1 of Part 2 of Decree 2555 of 2010 as a result of which we will no longer be entitled to treat the full outstanding principal amount of the Notes as Tier Two Capital pursuant to applicable Colombian capital regulations, other than pursuant to of article 2.1.1.1.13 of the Decree 2555, as amended, which provides that starting on the date that is five years before the scheduled maturity of the Notes, the principal amount of the Notes that may be accounted as Tier Two Capital shall be reduced by annual amortization using the straight-line method, thereby reducing the principal by 20% each year.

Optional Clean-up Redemption:	If at least 90% of the initial aggregate principal amount of the Notes has been redeemed or purchased by, or on behalf of, the Issuer and cancelled, the Issuer may, at any time, at its option, redeem the Notes that remain outstanding, in whole, but not in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest and any Additional Amounts to the redemption date on the date of redemption.

Substitution or Variation:	At any time that a Tax Event or a Regulatory Event has occurred and is continuing, the Issuer may, as an alternative to redemption of the Notes (without any requirement for the consent or approval of the Holders), on at least 10 days’ but not more than 60 days’ written notice, either: (i) substitute all, but not less than all, of the Notes for Qualifying Tier 2 Notes (as defined in the Indenture); or (ii) vary any term or condition of the Notes with the effect that they remain or become, as the case may be, Qualifying Tier 2 Notes; provided that, in each case, to the extent required by applicable law, prior approval of the SFC or any other then applicable Colombian Governmental Authority has been obtained by the Issuer. Upon the date provided for in such notice, the Issuer shall either vary the terms of or, as the case may be, substitute the Notes in accordance with the provisions of the Indenture. Prior to any substitution or variation of the Notes, the Issuer will deliver to the Trustee the documents required under the Indenture, including but not limited to an Officers’ Certificate, to the effect that: (i) the relevant requirement or circumstance giving rise to the right to substitute or vary the Notes has been satisfied; (ii) the Issuer has determined that the terms of the Qualifying Tier 2 Notes are not materially less favorable to Holders than the terms of the Notes and that determination was reasonably reached by the Issuer in consultation with an independent investment bank, independent financial adviser or legal counsel, in each case of international standing; (iii) the criteria specified in the definition of Qualifying Tier 2 Notes will be satisfied upon issuance thereof; and (iv) the relevant substitution or variation (as the case may be) will not result in the occurrence of a Tax Event or a Regulatory Event.

Loss Absorption:	As determined by applicable Colombian laws and regulations then in effect, if (i) the Issuer’s Basic Individual Solvency Ratio (as defined in the Indenture) or the Issuer’s Basic Consolidated Solvency Ratio (as defined in the Indenture) is below 4.5% (whichever occurs first); or (ii) the SFC, in its discretion, otherwise so determines in writing, the outstanding principal, accrued and unpaid interest, and any other amounts due on the Notes will be permanently reduced, pro rata with reductions in the outstanding principal, accrued and unpaid interest, and any other amounts due on other Tier Two Capital subordinated Indebtedness as to which such event has occurred, if any (other than subordinated Indebtedness, that, under its terms, is designated as junior to the Notes) to the extent permitted by the SFC at the time, by an amount needed to (x) restore the Basic Individual Solvency Ratio to 6%; (y) restore the Basic Consolidated Solvency Ratio to 6%; or (z) comply with the order of the SFC to restore the Basic Individual Solvency Ratio or Basic Consolidated Solvency Ratio to 6%, as applicable, provided that the principal amount of the Notes may not be written down below zero. Furthermore, any such reduction will not constitute an Event of Default under the Notes.

Interest Payment Dates:	Semi-annually in arrears on June 24 and December 24 of each year, commencing on December 24, 2024

Yield:	8.625%

Coupon:	8.625% per year on the outstanding principal amount from and including the closing date of the Notes offering to, but excluding, the Reset Date or earlier redemption date of the Notes. From and including the Reset Date to, but excluding, the date of maturity or earlier redemption date of the Notes, the Notes will bear interest at a rate per annum on the outstanding principal amount equal to the sum of (i) the Benchmark Reset Rate on the Reset Date plus (ii) 432 basis points.

Price to Public:	100.000% plus accrued interest, if any, from June 24, 2024

Benchmark Treasury:	4.500% due May 31, 2029

Benchmark Treasury Price and Yield:	100-27+; 4.305%

Spread to Benchmark Treasury:	+432 basis points

Pricing Date:	June 17, 2024

Expected Settlement Date:	June 24, 2024 (T+4)

CUSIP:	05968LAN2

ISIN:	US05968LAN29

Day Count:	30/360

Minimum Denominations:	US$200,000 x US$1,000

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange.

Ratings*:	Ba3 (Moody’s) / BB- (Fitch)

Global Coordinator:	J.P. Morgan Securities LLC

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Manager:	Valores Banistmo S.A.

*	Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement dated June 3, 2024.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the securities law of any such jurisdiction.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

The securities are not intended to be sold and should not be sold to retail clients in the EEA, as defined in the rules set out in the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, as amended or replaced from time to time, other than in circumstances that do not and will not give rise to a contravention of those rules by any person. Prospective investors are referred to the section headed “Restrictions on marketing and sales to retail investors” on page i of the Preliminary Prospectus Supplement for further information.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement, the documents incorporated by reference therein, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it from BofA Securities, Inc. at (800) 294-1322, Citigroup Global Markets Inc. at (800) 831-9146 or J.P. Morgan Securities LLC at (866) 846-2874.

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